UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Board changes dated January 31, 2023

99.1

Haleon plc: Board changes

31 January 2023: In accordance with 9.6.11R of the UK Listing Rules, Haleon plc (the "Company") (LSE/NYSE: HLN) today announces that John Young, Non-Executive Director and representative of Pfizer Inc. ("Pfizer"), will be stepping down from the Board of the Company with effect from 28 February 2023.

John will be succeeded as Non-Executive Director and representative of Pfizer by David Denton with effect from 1 March 2023. Dave is the Chief Financial Officer and Executive Vice President for Pfizer and brings more than 20 years of healthcare experience.
Sir Dave Lewis, Chair of Haleon plc said: "On behalf of the Board, I would like to thank John for his significant role in the joint venture between Pfizer and GSK plc in 2019 which created the premier global consumer healthcare business that is Haleon today. John served on the joint venture board from 2019 and was then appointed to the board of Haleon plc on its demerger and listing in July 2022. We are grateful for his valuable insights and contributions to our Board discussions and wish him all the best for the future. We are delighted to welcome Dave to the Haleon Board."

Ends

Contacts
Media         Zoë Bird                +44 7736 746167
Investors   Sonya Ghobrial      +44 7392 784784

Notes to Editors

Biographical details
David M. Denton is the Chief Financial Officer and Executive Vice President for Pfizer Inc. He is a member of Pfizer's Executive Leadership Team (ELT), providing strategic global financial leadership.

Dave has more than 25 years of finance and operational expertise, including more than 20 years in the healthcare sector giving him a unique perspective on the role of payers, the needs of patients, and the rapidly evolving healthcare landscape.

Prior to joining Pfizer in 2022, he was the CFO and Executive Vice President of Lowe's Companies Inc from 2018. Before joining Lowe's, he served as executive vice president and CFO of CVS Health where he played a key role in CVS's transformational journey from retail pharmacy to a health solutions company and led the full integration of Caremark into CVS. Dave played a pivotal role in one of the largest healthcare transactions in history when CVS acquired Aetna in 2017. Prior to CVS, Dave was with the management consulting firm of Deloitte Touche Tohmatsu.
Dave has a bachelor's degree in business administration from Kansas State University and an MBA from the Babcock Graduate School of Management at Wake Forest University.

Dave serves on the board of Tapestry, Inc.

Additional Information

●
As one of Pfizer's two representative directors under the terms of the Pfizer Relationship Agreement, David Denton is not considered to be independent for the purposes of the UK Corporate Governance Code.

●
There are no additional matters that require disclosure under 9.6.13R of the UK Listing Rules.

●
John Young is not entitled to any remuneration payments or payments for loss of office in connection with his ceasing to be a director of the Company.

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: January 31, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary